UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Electro Energy Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

285106100

(CUSIP Number)

Michael Krupp KIT Financial, Inc. 610 Anacapa Street Suite D-11 Santa Barbara, CA 93101 (805) 569-6200	Kenneth Krug, Esq. Ann Lawrence, Esq. Paul, Hastings, Janofsky & Walker LLP 515 South Flower Street, 25th Floor Los Angeles, CA 90071-2228 (213) 683-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KIT Financial, Inc. EIN: 562411416

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	|_|

(b)	|_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power 2,417,190

8.	Shared Voting Power 75,000 [1]

9.	Sole Dispositive Power 2,417,190

10.	Shared Dispositive Power 75,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,417,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

1 Includes 75,000 shares of Common Stock owned by an affiliate of the Reporting Person which may be deemed to be beneficially owned by the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 8.39% [2]

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

               The Reporting Person hereby amends and restates the following items and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 05, 2007.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Electro Energy Inc., a corporation incorporated in Florida (the "Company"). The address of the principal executive office of the Company is 30 Shelter Rock Road, Danbury, Connecticut 06810.

Item 2.	Identity and Background

(a)	This Statement is filed by KIT Financial, Inc. (the "Reporting Person").

(b)	The state of incorporation is Delaware.

(c)	The principal business address is 756 South Grant Street, Denver, CO 80209.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware.

Item 5.	Interest in Securities of the Issuer

                   (a)     Aggregate number of shares beneficially owned: 2,417,265. Percentage: 8.39.%. The percentage used herein and in the rest of Item 5 are calculated based upon 28,811,798 shares of Common Stock issued and outstanding on January 25, 2008, pursuant to the Company's proxy information statement on Schedule 14A filed with the SEC on January 28, 2008.

(b)	1.	Sole power to vote or direct vote: 2,417,190

2.	Shared power to vote or direct vote: 75,000

3.	Sole power to dispose or direct the disposition: 2,417,190

2 Based on 28,811,798 shares of Common Stock outstanding on January 25, 2008, pursuant to the Company's proxy information statement on Schedule 14A filed with the SEC on January 28, 2008.

4.	Shared power to dispose or direct the disposition: 75,000

                   (c)     During the sixty-day period preceding the filing of this Schedule 13D, the Reporting Person sold the following shares of the Company's Common Stock:

Date:	Shares Sold:	Price:
December 3, 2007	158,092	$1.00
December 4, 2007	24,126	$1.00
December 10, 2007	1,758	$1.05
December 10, 2007	17,782	$1.00
December 11, 2007	4,469	$1.05
December 26, 2007	33,773	$1.05
January 17, 2008	1,000	$0.80
January 18, 2008	15,000	$0.75
January 18, 2008	17,000	$0.754
January 29, 2008	11,000	$0.73
January 31, 2008	3,500	$0.78
January 31, 2008	14,000	$0.79
January 31, 2008	3,500	$;0.82
January 31, 2008	2,200	$0.7801
January 31, 2008	2,000	$0.81
February 1, 2008	3,500	$0.82
February 1, 2008	9,800	$0.8002
February 4, 2008	310	$0.82

                   (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

                   (e)     Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008	KIT FINANCIAL, INC. /s/ Michael Krupp Name: Michael Krupp Title: President